February 11, 2009

Glenn K. Murphy
Chairman and Chief Executive Officer
The Gap, Inc.
Two Folsom Street
San Francisco, California 94105

> **Re:** **The Gap, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed March 28, 2008**
> **File No. 1-07562**
> **Response Letter Dated February 4, 2009**

Dear Mr. Murphy:

We refer you to our comment letter dated January 21, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance